SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

MACATAWA BANK CORPORATION
(Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)

554225102
(CUSIP Number)

Warner Norcross & Judd LLP 900 Fifth Third Center 111 Lyon Street, N.W. Grand Rapids, Michigan 49503-2487 Attention: Charlie Goode Telephone (616) 752-2000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 29, 2011
(Date of Event Which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. □

(Continued on the following pages)

(Page 1 of 5 Pages)

_______________________
*          The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

           The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 554225102	SCHEDULE 13D	Page 2 of 5

1	NAMES OF REPORTING PERSONS Richard L. Postma

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

1,460,843
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

1,460,843
	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,460,843
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.5%
14	TYPE OF REPORTING PERSON

IN

CUSIP NO. 554225102	SCHEDULE 13D	Page 3 of 5

Item 1.	Security and Issuer

          This statement relates to the common stock, no par value (the "Stock"), of Macatawa Bank Corporation (the "Issuer"). The Issuer's principal executive offices are located at 10753 Macatawa Drive, Holland, Michigan 49424.

Item 2.	Identity and Background

          Richard L. Postma is filing this statement. Mr. Postma is Chairman of the Board and a director of the Issuer.

          Mr. Postma's principal occupation is co-founder and Chief Executive Officer of US Signal Company, LLC. US Signal is a leading fiber optic provider in the Midwest, with a network covering Illinois, Indiana, Michigan, Ohio, Wisconsin and Missouri. The principal business address of Mr. Postma and US Signal is 201 Ionia Avenue, S.W., Grand Rapids, Michigan 49503.

          During the last five years, Mr. Postma has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, Mr. Postma has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Postma is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

          The source of the funds used to purchase the shares of Stock were the personal funds of Mr. Postma.

Item 4.	Purpose of Transaction

          Mr. Postma purchased the Shares for investment purposes. In his capacity as a shareholder, Mr. Postma has no plans or proposals as of the date of this statement that relate to any of the actions set forth in Items 4(a) through 4(j) of Schedule 13D. Mr. Postma may from time-to-time in the future acquire or dispose of additional securities of the Issuer in open market or privately negotiated transactions depending on market conditions and other considerations that Mr. Postma deems relevant. Mr. Postma reserves the right to take any and all actions with respect to his investment in the Issuer as he may from time-to-time determine. This disclosure does not address any plans or proposals which Mr. Postma has or may develop solely in his capacity as Chairman of the Board and a director of the Issuer.

CUSIP NO. 554225102	SCHEDULE 13D	Page 4 of 5

Item 5.	Interest in Securities of the Issuer

          Mr. Postma beneficially owns a total of 1,460,843 shares of Stock (the "Shares"). The Shares represent approximately 5.5% of the issued and outstanding shares of Stock as of the date of this statement. Mr. Postma has sole voting authority and sole dispositive authority over all of the Shares.

          On June 29, 2011, Mr. Postma purchased the Shares from the Issuer. Mr. Postma purchased 969,013 of the Shares pursuant to the Issuer's public offering of shares of Stock at the stated offering price of $2.30 per share. Mr. Postma purchased 491,830 of the Shares pursuant to a conversion of a 2% Subordinated Note due 2018 in the aggregate principal amount of $1,000,000 into whole shares of Stock (rounded to the nearest whole number) at a conversion price of $2.04 per share (representing the book value per share of the Issuer's common stock at March 31, 2011) at a value equal to the principal amount of the note plus interest accrued (or $1,003,333.33) in accordance with the terms of the note.

          Other than these transactions, Mr. Postma has not engaged in any transactions in the Stock during the last 60 days.

          No other person has the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

          In connection with his purchase of the Shares, Mr. Postma executed and delivered a Subscription Agreement in the form customarily employed by the Issuer in connection with its public offering. Mr. Postma is not a party to any other contract, arrangement, understanding or relationship with any other person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

          Not applicable.

CUSIP NO. 554225102	SCHEDULE 13D	Page 5 of 5

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 29, 2011

/s/ Richard L. Postma
Richard L. Postma